

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

<u>Via E-mail</u>
T. Randy Stevens
Chief Executive Officer
First Farmers and Merchants Corporation
816 South Garden Street
Columbia, TN 38402-1148

Re: **First Farmers and Merchants Corporation**
Form 10-K for Fiscal Period Ended December 31, 2013
Filed March 5, 2014
File No. 000-10972

Dear Mr. Stevens:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief